

February 17, 2011

Mr. Cooper C. Collins
Chief Executive Officer and President
Pernix Therapeutics Holdings, Inc.
33219 Forest West Street
Magnolia, TX  77354

  **Re: Pernix Therapeutics Holdings, Inc.**
    **Form 10-K for the Fiscal Year Ended December 31, 2009**
    **Filed February 24, 2010**
    **Form 10-Q for the Period Ended June 30, 2010**
    **Filed August 16, 2010**
    **File Number:  001-14494**

Dear Mr. Collins:

   We have reviewed your January 31, 2011 response to our January 21, 2011 letter and have the following comment.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.  Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

   After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Form 10-Q for the Period Ended June 30, 2010

Notes to Consolidated Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page 5

1.  Your discussion appears to indicate that you do not believe Macoven was a variable interest entity under paragraph 5 of FIN 46R.  Please address the following in that regard:

- You state that you considered Macoven's total equity investment at risk at that time and deemed it to be sufficient to permit the entity to finance its own activities without additional subordinated financial support by any parties, including the members of Macoven.  Please illustrate how you derived this conclusion at the deconsolidation date and each subsequent reporting date.  Please refer to paragraph 5a of FIN 46R.

- Please explain to us why you believe that the members of Macoven do not lack the direct or indirect ability to make decisions regarding the entity's activities through voting rights or similar rights. Please refer to paragraph 5b of FIN 46R. It appears that the agreement with Pernix, as amended, gives Pernix the right to make certain decisions relating to its products that could have a significant effect on the success of Macoven. For example, the agreement in the 8-K filed on June 28, 2010 clarifies that there is no limit to the sales revenue that Pernix would receive. The agreement also states that Pernix retains complete control over the commercialization and promotion of any and all Pernix products and generic products and that Pernix could change, at any time, the Pernix products being sold by Macoven.
- Please tell us why you believe the voting rights of Macoven's members at the time of deconsolidation were proportional to their rights to receive the expected residual returns of Macoven. Refer to paragraph 5c of FIN 46R. The agreement filed in the 8-K on June 28, 2010 states that Pernix would get 100% of the sales from its products. We note, however, that Pernix did not own any voting rights in Macoven at the time of deconsolidation.

If you determine based on the above that Macoven was a variable interest entity at the time of deconsolidation, please address the following:

- Your response appears to assert that Pernix is not the primary beneficiary in this arrangement, but it is not clear how you derived this conclusion. You stated that the Macoven members were obligated "to fund any losses of Macoven or obtain or provide financing if necessary" and that the members of Macoven did not lack any characteristics of a controlling financial interest. It appears that the officer who owned 40% of Macoven, and the Pernix shareholders who owned 60% of Macoven are related parties and/or de facto agents. Paragraphs 16 and 17 of FIN 46R states that in order to determine whether an entity is the primary beneficiary of a variable interest entity, an enterprise with a variable interest shall treat variable interests in that same entity held by its related parties as its own interests. If two or more related parties hold variable interests in the same variable interest entity, the party within the related party group that is most closely associated with the variable interest entity is the primary beneficiary. Please provide further support for your conclusion that Pernix is not the primary beneficiary . Address each criterion in paragraph 17 separately.
- With respect to the second bullet, please:
  o Clarify whether there were any revenues earned from the Pernix agreement between June 30, 2009 and July 13, 2009, the date of deconsolidation; and
  o Provide a breakout of the non-Pernix revenue by party from the date of deconsolidation through December 31, 2009. Although you assert that the Pernix agreement was not significant to Macoven's revenues, it is unclear whether any other agreement was individually more significant than the Pernix agreement.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,


Jim B. Rosenberg
Senior Assistant Chief Accountant